IMC Announces Two Additional Binding Sales Agreements by Focus Medical - Adds CAD$14.5 Million in Revenue with Gross Margin of 50% Over Three-Year Period

  Focus Medical has entered into two additional binding sales agreements: Max  Pharm for up to 1,500kg over three years and Panaxia for 1,000kg of medical cannabis under the IMC brand

  Max  Pharm adds IMC-branded products to its retail pharmacy and home delivery platform, and Panaxia will launch IMC products across the largest home delivery platform in Israel

  In 2020, Focus Medical has signed binding sales agreements to supply 20,475kg in medical cannabis under the IMC brand - totalling up to CAD$121.9 million in revenue to IMC over the next three years, at an expected gross margin of 50%

Toronto and Glil Yam, Israel, April 16, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") signed two binding sales agreements for the sale of IMC-branded medical cannabis: a three-year agreement with Max  Pharm Ltd. ("Max   Pharm") for total sales of up to 1,500kg, and a one-year agreement with Panaxia Labs Israel, Ltd. ("Panaxia")(TASE:PNAX) for 1,000kg (together, the "Sales Agreements").

Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. Due to the exclusive commercial arrangement, the Sales Agreements are expected to generate approximately CAD$14.5 million in consolidated revenue to IMC over a three-year period beginning Q2 2020, with an expected gross margin of 50%, assuming Max Pharm exercises its purchase options.

"These Sales Agreements ensure that IMC-branded medical cannabis products will be available across Israel through unique distribution channels, giving Israeli medical cannabis patients more options than ever before to access the IMC-branded products that they need," said Oren Shuster, Chief Executive Officer of IMC. "With over CAD$120 million in contracted revenue over the next three years, IMC has come a long way in a relatively short period of time. Our vision has always been for IMC branded products to be the first choice for pharmacies, doctors and patients across Israel and throughout Europe, with the belief that value creation for shareholders would ultimately be generated by committed operators that can successfully build a brand that stands for consistency and quality. The Sales Agreements announced today have moved us another step closer to the achievement of that vision and we look forward to continuing to update shareholders over the next several months, as the IMC brand is recognized by established operators in Israel and Europe."

Details of the Sales Agreements

The agreement with Max Pharm was signed on April 14, 2020. Focus Medical will begin making sales under the agreement in 2021, with the first 500kg to be delivered under the agreement as a binding sale. Max Pharm has an option to extend the agreement in 2022 and 2023 for an additional 500kg in each year, for a total potential volume of 1,500kg over three years.

Operating one retail pharmacy in Israel, Max Pharm will also leverage its e-commerce channel to deliver medical cannabis to patients around Israel.

The agreement with Panaxia was signed on April 13, 2020. The agreement with Panaxia will have deliveries beginning in April 2020 with 1,000kg contracted for sale over the next 12 months. Panaxia will leverage its leading home delivery platform to distribute IMC branded products.

Pharmacy Sales Agreements Announced in 2020

Focus Medical has signed the following agreements for sales of medical cannabis to pharmacies across Israel:

  Up to 1,500kg worth CAD$8.6  million over three years, signed April 14, 2020 with Max Pharm.

  1,000kg worth CAD$5.9  million over 12 months, signed April 13, 2020 with Panaxia.

  13,575kg worth CAD$80.4 million over three years, signed April 13, 2020 with a 250-store pharmacy chain (link).

  2,000kg worth CAD$12 million over two years, signed April 6, 2020 a pharmacy chain that is expecting two pharmacies licensed to sell medical cannabis  (link).

  2,400kg worth CAD$15 million over three years, signed March 29, 2020 with a group owning three pharmacies licensed to sell medical cannabis (link).

Total pharmacy sales agreements announced in 2020: 20,475kg worth CAD$121.9 million in consolidated revenue over the next three-year period to IMC.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About Max Pharm Ltd.

Max Pharm is operated by a team of pharmacists with expertise in medical cannabis that provide value through professional advice. Max Pharm was one of the first pharmacies in Israel to sell medical cannabis to patients. In addition to its retail pharmacy, Max Pharm also services patients through home delivery. Max Pharm Pharmacy offers more than 1,000 unique pharmacy products: over-the-counter medicines, vitamins, natural products, medical accessories, cosmetics, grooming products, children's and baby products, and medical cannabis.

Panaxia Labs Israel, Ltd.

Panaxia Labs Israel, Ltd. is a publicly traded company on the Tel Aviv Stock Exchange, trading under the symbol "PNAX." It is the largest Israeli manufacturer and home-delivery distributor of medical cannabis products, and the first to have received the approval of the Israeli Ministry of Health for the manufacturing of medicinal cannabis-based pharmaceuticals (under the IMC-GMP directive). The company manufactures over 30 hemp-based medicinal products and has accumulated a broad foundation of clinical experience based on tens of thousands of patients.

Panaxia is part of the Segal Pharma Group, owned by the Segal family and founded over forty years ago. The company manufactures over 600 different pharmaceutical products that are distributed in over 40 countries worldwide. Panaxia Labs Israel is a subsidiary of Panaxia Pharmaceutical Industries, co-founded by Dr. Dadi Segal, Dr. Eran Goldberg, and Assi Rotbart, Adv. as the cannabis division of the Segal Pharma Group. A sister subsidiary, Panaxia U.S., manufactures in North America over 60 hemp-based medicinal products, including sublingual tablets, lozenges, oils, and inhalators for the treatment of conditions such as PTSD, cancer, chronic pain, epilepsy, anorexia, burns, and many other ailments. Panaxia Group has over 150 employees, and all clinical trials are conducted  in-house.

The Segal Pharma Group additionally owns Luminera Derm, manufacturer of injectable dermal fillers, and Tree of Life Pharma, manufacturer of over-the-counter drugs.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreements and other previously announced Focus Medical sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to the Sales Agreements and other previously announced pharmacy sales agreements of Focus Medical over the next three years, the expected amount of medical cannabis to be delivered by Focus Medical under the Sales Agreements and other previously announced pharmacy sales agreements, the means of distributing IMC-branded medical cannabis products pursuant to the Sales Agreements and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate;; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; unexpected business disruptions due to COVID-19 and other disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca